UNITED STATES
SECURITIES AND  EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Uroplasty, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

917277204

(CUSIP Number)

Michael W. Schley, Esq.
Larkin Hoffman Daly & Lindgren Ltd.
1500 Wells Fargo Plaza
7900 Xerxes Avenue South
Minneapolis, MN 55431-1194
(952) 835-3800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 10, 1999

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 917277204

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mindich Family Limited Liability Co. 13-4017435
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 650,000 9 Sole Dispositive Power 0 10 Shared Dispositive Power 650,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 650,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 10.98%
14	Type of Reporting Person (See Instructions) OO

Note: Information in this Amendment to Schedule 13D is as of the date of event shown on the cover page hereof, not the date of filing.

CUSIP No. 917277204

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruce P. Mindich, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 1,100,500 9 Sole Dispositive Power 0 10 Shared Dispositive Power 1,100,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 18.59%
14	Type of Reporting Person (See Instructions) IN

Note: Information in this Amendment to Schedule 13D is as of the date of event shown on the cover page hereof, not the date of filing.

CUSIP No. 917277204

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Helaine Brick-Cabot
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 50,000 8 Shared Voting Power 1,100,500 9 Sole Dispositive Power 50,000 10 Shared Dispositive Power 1,100,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 19.44%
14	Type of Reporting Person (See Instructions) IN

Note: Information in this Amendment to Schedule 13D is as of the date of event shown on the cover page hereof, not the date of filing.

Item 1.	Security and Issuer

The name of the Issuer is Uroplasty, Inc. (the “Issuer”). Its principal office is at 2718 Summer Street N.E., Minneapolis, MN 55413. The title of the class of equity security to which this statement relates is Common Stock.

Item 2(a).	Names

This statement is filed jointly by Bruce P. Mindich, M.D. (“Bruce Mindich”), the Mindich Family Limited Liability Co. (“Mindich LLC”), and Helaine Brick-Cabot (“Brick-Cabot”) who affirm that they do not constitute a group (together, the “Reporting Persons”).

Item 2(b).	Residence or Business Address

The address of the Reporting Persons is:

200 Route 17 North Paramus, NJ 07652

Item 2(c).	Principal Occupation

Bruce Mindich is a cardiac surgeon.

Mindich LLC is a holding company.

Brick-Cabot is an attorney.

Item 2(d).	Convictions

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e).	Civil Litigation.

Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 2(f).	Citizenship.

Bruce Mindich and Brick-Cabot are citizens of the United States. Mindich LLC is organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Funds were the personal funds of Reporting Persons. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

The Reporting Persons beneficially acquired the shares of common stock of the Issuer reported herein for investment purposes. The Reporting Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest.

The Reporting Persons do not have any specific plans or proposals respecting:

(i)	any extraordinary corporate transactions affecting the Issuer such as a merger, reorganization, or liquidation;
(ii)	a sale or transfer of a material amount of the shares of the Issuer owned by them;
(iii)	changes in the Issuer’s board of directors or management or to change the number or term of directors or to fill any existing vacancies on the board;
(iv)	changes in the present capitalization or dividend policy of the Issuer;
(v)	any material changes to the business or corporate structure;
(vi)	any changes in the Issuer’s charter, bylaws or instruments which may impede the acquisition of control or the Issuer by any person;
(vii)	causing a class of securities of the Issuer to be delisted or to cease being authorized to be quoted;
(viii)	causing the termination of registration of any class of the Issuer’s securities;
(ix)	any similarly-enumerated actions.

Item 5(a).	Number of Shares Beneficially owned.

Mindich LLC directly owns the following number of shares of common stock: 650,000.

Mindich LLC directly owns warrants to purchase 0 shares of common stock.

The securities reported on this Schedule as owned by Mindich LLC aggregate 650,000 shares and represent 10.98% of the outstanding common stock of the Issuer computed in accordance with Rule 13d-3.

Bruce Mindich directly owns the following number of shares of common stock: 450,500 and is beneficial holder of 650,000 shares of common stock held by Mindich LLC.

Bruce Mindich directly owns warrants to purchase 0 shares of common stock and is beneficial holder of warrants to purchase 0 shares of common stock held by Mindich LLC.

The securities reported on this Schedule as owned and beneficially owned by Bruce Mindich aggregate 1,100,500 shares and represent 18.59% of the outstanding common stock of the Issuer computed in accordance with Rule 13d-3.

Brick-Cabot directly owns the following number of shares of common stock 50,000.

Brick-Cabot does not directly own warrants to purchase common stock.

By reason of Rule 13d-3 Brick-Cabot may be deemed to beneficially own the shares of common stock and the warrants owned by Bruce Mindich and Mindich LLC.

The securities reported on this Schedule as owned and beneficially owned by Brick-Cabot aggregate 1,150,500 shares and represent 19.44% of the outstanding common stock of the Issuer computed in accordance with Rule 13d-3.

The number of shares outstanding used in calculating the foregoing percentages is based upon such information as reported in the Issuer’s Forms 10-QSB or 10-KSB or Proxy Statement most immediately preceding the Date of Event.

(b).	Bruce Mindich, Mindich LLC and Brick-Cabot share the power to vote or to direct the vote and to dispose of the shares described in Item 5(a) as owned by Mindich LLC.

Bruce Mindich and Brick-Cabot share the power to vote or direct the vote and to dispose of the shares described in Item 5(a) as owned by Bruce Mindich.

Brick-Cabot has sole power to vote or to direct the vote and to dispose of the shares described in Item 5(a) as owned by Brick-Cabot.

(c).	The Reporting Persons transactions in the shares and warrants of the Issuer since filing of the last amendment of this Schedule were as follows:

Transactions attributable to all three filing persons include the following:

Bruce Mindich transferred 650,000 shares to Mindich LLC.

Transactions attributable to Bruce Mindich and Brick-Cabot include (i) all transactions listed as attributed to all three filing persons, plus (ii) the following: none

Transactions attributed to Brick-Cabot include (i) all transactions listed as attributed to all three filing persons, plus (ii) all transactions listed as attributed to Bruce Mindich and Brick-Cabot plus (ii) the following transactions attributable only to Brick-Cabot: none

(d).	Not applicable.

(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/05	Mindich Family Limited Liability Co.

/s/ Bruce P. Mindich, M.D.

By: Bruce P. Mindich, M.D.

Dated: 11/17/05	/s/ Bruce P. Mindich, M.D.

Bruce P. Mindich, M.D.

Dated: 11/17/05	/s/ Helaine Brick-Cabot

Helaine Brick-Cabot